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                January 11, 2021

       Randy Maslow
       Interim Chief Executive Officer
       iAnthus Capital Holdings, Inc.
       420 Lexington Avenue, Suite 414
       New York, New York 10170

                                                        Re: iAnthus Capital
Holdings, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed December 8,
2020
                                                            File No. 000-56228

       Dear Mr. Maslow:

               We issued comments to you on the above captioned filing on December 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 25, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Abby Adams at (202) 551-6902 or Joe McCann at
(202) 551-6262 with
       any questions.




                Sincerely,


                Division of Corporation Finance

                Office of Life Sciences
       cc:                                              Richard Friedman, Esq.